Morgan, Lewis & Bockius LLP
Counselors at Law

Justin W. Chairman
215-963-5061
jchairman@morganlewis.com

May 20, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:              Daniel Morris
Special Counsel
Division of Corporation Finance

Re:           Universal Display Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 15, 2010
File No. 001-12031

Dear Mr. Morris:

On behalf of Universal Display Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company’s Executive Vice President, Chief Financial Officer, Treasurer and Secretary, dated May 10, 2010, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).  The Staff’s May 10, 2010 letter references the Company’s letter, dated April 26, 2010, to the Staff regarding the Staff’s comments contained in your letter addressed to Mr. Rosenblatt dated April 15, 2010.

The Staff’s comments in the May 10, 2010 letter reference disclosure appearing the Company’s definitive proxy statement for the Annual Meeting of Shareholders to be held on June 24, 2010, which was filed with the Commission on April 26, 2010.  Where indicated below, the Company contemplates making revisions in the corresponding disclosure that it anticipates including in the Company’s proxy statement for the Annual Meeting of Shareholders to be held in 2011 (the “2011 Proxy”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

United States Securities and Exchange Commission
May 20, 2010

Item 11.  Executive Compensation, page 36

1.
We note your response to comment 1 in our April 26, 2010 letter.  Your revised disclosure indicates that you do not set formal performance goals but that revenues and expenses are considered in determining bonuses.  You also indicate in the penultimate paragraph on page 12 that performance did not meet all of management’s expectations.  Please clarify in future filings how you use revenues and expenses in calculating bonuses and how the amount is related to management’s expectations.  Your disclosure should clearly indicate how you derived specific bonus amounts based on the level of revenues and expenses.

In response to the Staff’s comment, and assuming that the Company’s compensation structure for 2010 remains similar to that for 2009, the Company has authorized us to inform the Staff that it plans to revise the disclosure in the 2011 Proxy that corresponds to the disclosure referenced in the Staff’s comment.  The first two paragraphs under the section “Annual bonus equity compensation awards” (appearing on page 12 of the proxy statement for the 2010 annual meeting (the “2010 Proxy”)) will be revised so that they will appear substantially as set forth below.  These proposed revisions are designed to make clear that the Compensation Committee’s determination of bonuses is done on a retrospective basis, taking into account the Company’s performance with respect to revenues and expenses, and the overall performance of the individual executive officers, for the year in question, and considering other factors such as the general economic environment, the state of the industry in which the Company operates, and the progress of the Company over the past year in terms of advancing the mission of the Company.  This process does not involve the pre-establishment of performance goals or compensation targets.

While the penultimate paragraph on page 12 of the 2010 Proxy may well not appear in the 2011 Proxy, there will be no mention in the 2011 Proxy of “management’s expectations.”

Annual bonus equity compensation awards

Bonus equity compensation awards are typically awarded to our executive officers on an annual basis at or shortly after the end of each calendar year.  These awards have historically taken the form of immediately-vesting shares of our common stock, and this practice continued with the awards made for 2009.  The awards are determined, on a retrospective basis, based on both Company and individual performance during the prior year.  They are recommended by executive management and approved by our Compensation Committee and full Board of Directors.

Our Compensation Committee did not set formal performance goals and corresponding awards for the Company’s executive officers for 2009.  As it had in prior years, the Committee determined that the awards to the Company’s executive officers for 2009 would be recommended by the Committee in its discretion on a retrospective basis, taking into consideration the Company’s financial results, business performance and other relevant factors,

United States Securities and Exchange Commission
May 20, 2010

at year-end.  With respect to these considerations, for 2009 the Committee evaluated the Company’s performance with respect to total revenues and expenses compared to prior years and compared to the Company’s operating budget for 2009.  The Committee also considered the progress of the Company in entering into license, supply and other revenue-producing commercial agreements with potential customers or joint venture partners.  In making these evaluations, particularly with respect to revenue performance and the entry into commercial agreements, the Committee considered general economic factors and the overall state of the OLED market, analyzing how these factors may have influenced the Company’s performance in a manner not anticipated at the outset of the year.  The Committee concluded that this approach was appropriate in light of the early stage of the OLED market and the difficulty in assessing the Company’s performance by traditional financial metrics.

Grants of Plan-Based Awards Table, page 19

2.
We note your response to comment 2; however, given your disclosure on page 12 that the bonus can vary based on financial results, business performance, and other factors, it is unclear how there is no threshold, target or maximum amount that can be earned.  We therefore reissue our comment.

The Company intends to make clear in the 2011 Proxy that, as discussed in the response to comment 1, the bonus is determined on a retrospective basis without the pre-establishment of performance goals or compensation targets.  In this light, the Company respectfully requests that the Staff reconsider its comment.

*****************************************

United States Securities and Exchange Commission
May 20, 2010

The Company has authorized us to communicate its acknowledgment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Please do not hesitate to contact the undersigned at 215-963-5061 if you should have any questions or comments with regard to this filing.

Very truly yours,

/s/ Justin W. Chairman

Justin W. Chairman

cc:           Gabriel Eckstein, Esquire
Scott C. Bovino, Esquire